UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BETTERWARE DE MÉXICO, S.A.P.I. DE C.V.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

P1666E105

(CUSIP Number)

Luis Enrique Williams 549,

Colonia Belenes Norte

Zapopan, Jalisco, 45145, México

+52 (33) 3836-0500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Campalier, S.A. de C.V.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC; OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,019,793
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,019,793
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.65%[1]
14		TYPE OF REPORTING PERSON (See Instructions) HC

[1]	Based on 37,316,546 Ordinary Shares outstanding as of July 6, 2022.

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luis German Campos Orozco
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,019,793
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,019,793
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,019,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.65%[2]
14		TYPE OF REPORTING PERSON (See Instructions) HC; IN

[2]	Based on 37,316,546 Ordinary Shares outstanding as of July 6, 2022.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D originally jointly filed with the U.S. Securities and Exchange Commission (the “SEC”) by Campalier, S.A. de C.V., a Mexican sociedad anónima de capital variable (“Campalier”), and Luis German Campos Orozco, a Mexico citizen (“Mr. Campos” and, together with Campalier, the “Reporting Persons”) on February 25, 2022 (the “Original 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”), relating to the Ordinary Shares of the Issuer. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original 13D.

This Amendment No. 1 amends and supplements Item 5 of the Schedule 13D with respect to Reporting Persons, as set forth below.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, each of the Reporting Persons may be deemed to have beneficial ownership of 20,019,793 Ordinary Shares, representing 53.65% of the outstanding Ordinary Shares. Each of the Reporting Persons may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 20,019,793 Ordinary Shares.

The Ordinary Shares beneficially owned by the Reporting Persons as a percentage of the outstanding Ordinary Shares of the Issuer presented in this Statement is based upon 37,316,546 Ordinary Shares outstanding as of July 6, 2022.

(c)	Schedule I hereto sets forth all transactions with respect to the Ordinary Shares effected by the Reporting Persons in the past 60 days. Other than the acquisition of Ordinary Shares as reported herein, the Reporting Persons have not effected any other transactions in Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2022

Campalier, S.A. de C.V.

By:	/s/ Luis German Campos Orozco
Name:	Luis German Campos Orozco
Title:	Manager

Luis German Campos Orozco

By:	/s/ Luis German Campos Orozco

EXHIBIT 99.1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached (including any amendments thereto hereafter signed by the parties) and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: July 11, 2022

Campalier, S.A. de C.V.

By:	/s/ Luis German Campos Orozco
Name:	Luis German Campos Orozco
Title:	Manager

Luis German Campos Orozco

By:	/s/ Luis German Campos Orozco

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Campalier, S.A. de C.V.	05/20/22	6,415	$12.750[1]
Campalier, S.A. de C.V.	05/23/22	8,585	$12.895[2]
Campalier, S.A. de C.V.	05/24/22	25,000	$12.900[3]
Campalier, S.A. de C.V.	05/25/22	341	$13.000[4]
Campalier, S.A. de C.V.	06/08/22	19,659	$12.927[5]
Campalier, S.A. de C.V.	06/09/22	20,000	$12.678[6]
Campalier, S.A. de C.V.	06/10/22	13,100	$12.411[7]
Campalier, S.A. de C.V.	06/13/22	6,900	$12.066[8]

[1]	The reported price is a weighted average price. These shares were traded in multiple transactions at a price of $12.75. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[2]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.75 to $12.9986. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[3]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.75 to $13.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[4]	The reported price is a weighted average price. These shares were traded in a single transaction at a price of $13.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[5]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.8071 to $13.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[6]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.4834 to $12.85. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[7]	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $12.2553 to $12.4593. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

[8]	The reported price is a weighted average price. These shares were traded in a single transaction at a price of $12.0655. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.